                                                               February 13, 2002


                       Securities and Exchange Commission
                                  Form U-6B-2
                          Certificate of Notification
                             Columbia Energy Group
                              801 East 86th Avenue
                             Merrillville, IN 46410





Gentlemen:


     This certificate is notice that certain subsidiary companies of Columbia Energy Group have issued, renewed, or guaranteed the security or securities described in this filing pursuant to an exemption from the provision of Section 6(a) of the Public Utility Holding Company Act of 1935.


                            Confidential treatment requested.


                                          Very truly yours,


                                          Columbia Energy Group


                                          By:   /s/ Jeffrey W. Grossman
                                                -----------------------------
                                                Jeffrey W. Grossman
                                                Vice President and Controller